FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza granted orphan drug designation in Japan for BRCA-mutated metastatic pancreatic cancer

19 March 2020 07:00 GMT

Lynparza granted orphan drug designation in Japan
for BRCA-mutated metastatic pancreatic cancer

Designation based on the Phase III POLO trial that showed Lynparza nearly doubled the time patients lived without disease progression vs. placebo

AstraZeneca today announced that Lynparza (olaparib) has been granted orphan drug designation (ODD) in Japan for the maintenance treatment of germline BRCA-mutated (gBRCAm) curatively unresectable pancreatic cancer. Lynparza is co-developed and co-commercialised with MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada).

The Japanese Ministry of Health, Labour and Welfare grants ODD to medicines intended for the treatment of diseases that affect fewer than 50,000 patients in Japan and for which there is a high unmet medical need.

Pancreatic cancer has the lowest survival rate of the most common cancers and is the only major cancer with a five-year survival rate below 10% in almost every country.

José Baselga, Executive Vice President, R&D Oncology, said: "Japan has the fifth-highest incidence of pancreatic cancer worldwide and patients have seen limited treatment advances over the last few decades. This designation is an important step forward in bringing the first targeted medicine to biomarker-selected patients with advanced pancreatic cancer in Japan."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "A pancreatic cancer diagnosis is devastating and we are committed to research that aims to change the prognosis for patients. The POLO trial demonstrated that treatment with Lynparza extended time without disease progression or death in patients with germline BRCA-mutated metastatic pancreatic cancer and we are hopeful that we will be able to bring this treatment to patients in Japan soon."

The Phase III POLO trial showed Lynparza nearly doubled the time patients with gBRCAm metastatic pancreatic cancer lived without disease progression or death to a median of 7.4 months versus 3.8 months on placebo. The safety and tolerability profile of Lynparza in the POLO trial was in line with that observed in previous trials.

Lynparza was approved in the US as a 1st-line maintenance treatment for patients with gBRCAm metastatic pancreatic cancer in December 2019 with ongoing regulatory reviews in the EU and other jurisdictions.

Pancreatic cancer
Pancreatic cancer is a deadly cancer with a high unmet medical need. The disease has the lowest survival rate of the most common cancers.1 Japan has the fifth-highest rate of pancreatic cancer in the world with 43,000 new cases diagnosed in 2018.2,3 Pancreatic cancer is the fourth leading cause of cancer death in Japan, resulting in 37,000 deaths in 2018.3

Globally, pancreatic cancer is the 11th-most commonly occurring cancer and the seventh leading cause of cancer death.4,5 There were approximately 460,000 new cases worldwide in 2018.5 As there are often no symptoms, or symptoms may be non-specific in the early stages, it is most commonly diagnosed at an incurable stage.6,7 Around 80% of pancreatic cancer patients are diagnosed when the disease has metastasised, at which point average survival is less than a year.8 Despite advances in treatment, few improvements have been made in diagnosis and treatment in the past few decades.9 Current treatment is surgery (for which approximately only 10-20% of patients are eligible), chemotherapy and radiotherapy, highlighting a critical unmet medical need for more effective treatment options.10

POLO
POLO is a Phase III randomised, double-blind, placebo-controlled, multi-centre trial of Lynparza tablets (300mg twice daily) as maintenance monotherapy versus placebo. The trial randomised 154 patients with gBRCAm metastatic pancreatic cancer whose disease had not progressed on 1st-line platinum-based chemotherapy. Patients were randomised (3:2) to receive Lynparza or placebo until disease progression. The primary endpoint was progression-free survival (PFS) and key secondary endpoints included overall survival (OS), time to second disease progression, overall response rate and health-related quality of life.

The results showed a statistically significant and clinically meaningful improvement in PFS, where Lynparza nearly doubled the time patients with gBRCAm metastatic pancreatic cancer lived without disease progression or death to a median of 7.4 months versus 3.8 months on placebo and reduced the risk of disease progression or death by 47% (HR 0.53 [95% confidence interval (CI), 0.35-0.82], p=0.004). In patients with measurable disease at baseline, 23% responded to Lynparza versus 12% on placebo (odds ratio, 2.30 [95% CI, 0.89-6.76]) and had a median duration of treatment in excess of two years (24.9 months [95% CI, 14.8-could not be calculated]) versus 3.7 months on placebo (95% CI, 2.10-could not be calculated). The median OS, a secondary endpoint, at interim analysis and at a data maturity of 46% was 18.9 months for Lynparza versus 18.1 months for placebo but did not reach statistical significance (HR=0.91; p=0.68).

The safety and tolerability profile of Lynparza in the POLO trial was in line with that observed in previous trials.

BRCA mutations
BRCA1 and BRCA2 (breast cancer susceptibility genes 1/2) are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. In 2019, Lynparza was additionally approved in the US for the treatment of germline BRCA-mutated metastatic pancreatic cancer. Regulatory reviews are underway in several jurisdictions for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
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References
1. Pancreaticcancer.org.uk. Pancreatic cancer statistics. Available at: www.pancreaticcancer.org.uk/statistics/ [Accessed March 2020].
2. World Cancer Research Fund International. Pancreatic cancer statistics. Available at: www.wcrf.org/dietandcancer/cancer-trends/pancreatic-cancer-statistics [Accessed March 2020].
3. World Health Organization. IARC. (2018). Japan. Globocan 2018. Available at: https://gco.iarc.fr/today/data/factsheets/populations/392-japan-fact-sheets.pdf [Accessed March 2020].
4. Bray et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. World Journal of Oncology. 2018;68(6):394-424. doi: 10.3322/caac.21492.
5. World Health Organization. IARC. (2019). Estimated number of deaths in 2018, worldwide, both sexes, all ages. Website available here. [Accessed March 2020].
6. Signs and symptoms of pancreatic cancer. Available at: www.pancreaticcancer.org.uk/information-and-support/facts-about-pancreatic-cancer/signs-and-symptoms-of-pancreatic-cancer/ [Accessed March 2020].
7. DaVee (2018). Pancreatic cancer screening in high-risk individuals with germline genetic mutations. Gastrointestinal Endoscopy. 87(6), pp.1443-1450.
8. Azar et al. (2019). Treatment and survival rates of stage IV pancreatic cancer at VA hospitals: a nation-wide study. Journal of Gastrointestinal Oncology, 10(4), pp.703-711.
9. Sheahan et al. (2018). Targeted therapies in the management of locally advanced and metastatic pancreatic cancer: a systematic review. Oncotarget. 9(30): 21613-21627.
10. Stunt, A. (2016). Pancreatic cancer: GPs can help prognosis by identifying early signs. Guidelines in Practice. Available at: www.guidelinesinpractice.co.uk/cancer/pancreatic-cancer-gps-can-help-prognosis-by-identifying-early-signs/352855.article [Accessed March 2020].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary